SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2008
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to ________

Commission file number 1-6262

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BP EMPLOYEE SAVINGS PLAN
BP CAPITAL ACCUMULATION PLAN
BP PARTNERSHIP SAVINGS PLAN
BP DIRECTSAVE PLAN

4101 Winfield Road
Warrenville, Illinois 60555

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BP p.l.c.
1 St. James’s Square
London SW1Y 4PD England

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Savings Plan Investment Oversight Committee
of BP Corporation North America Inc.

We have audited each of the accompanying statements of net assets available for benefits of the BP selected employee savings plans (as listed on pages 2 through 3) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for each plan for the year ended December 31, 2008. These financial statements are the responsibility of the Plans’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plans’ internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plans’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements for each of the plans referred to above present fairly, in all material respects, the net assets available for benefits of each plan at December 31, 2008 and 2007, and the changes in their net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements for each plan taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plans’ management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements for each plan and, in our opinion, is fairly stated in all material respects in relation to the financial statements for each plan taken as a whole.

/s/ Ernst & Young LLP

Houston, Texas
June 23, 2009

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2008
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans	$6,910,658	$93,334	$14,481	$3,135

Participant loans	88,726	8,026	775	—

Net assets reflecting investments at fair value	6,999,384	101,360	15,256	3,135

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	56,823	23	114	57

Net assets available for benefits	$7,056,207	$101,383	$15,370	$3,192

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Investment in the BP Master Trust for Employee Savings Plans	$9,878,720	$136,888	$19,524	$3,865

Participant loans	90,361	7,837	911	—

Net assets reflecting investments at fair value	9,969,081	144,725	20,435	3,865

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,156	—	8	4

Net assets available for benefits	$9,973,237	$144,725	$20,443	$3,869

The accompanying notes are an integral part of these statements.

EIN 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLANS

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2008
thousands of dollars

	BP Employee Savings Plan (Plan No. 001)	BP Capital Accumulation Plan (Plan No. 059)	BP Partnership Savings Plan (Plan No. 051)	BP DirectSave Plan (Plan No. 052)

Additions of assets attributed to:
Participant contributions	$288,382	$4,325	$1,315	$429
Company contributions	176,044	2,484	549	104
Rollover contributions	75,771	—	127	9
Transfer of assets from other BP affiliated savings plans	—	—	3	—
Interest on participant loans	7,050	553	69	—

Total additions	547,247	7,362	2,063	542

Deductions of assets attributed to:
Distributions to participants	815,013	7,017	3,110	556
Net investment loss – BP Master Trust for Employee Savings Plans	2,636,687	43,687	4,026	660
Transfer of assets to other BP affiliated savings plans	12,577	—	—	3

Total deductions	3,464,277	50,704	7,136	1,219

Net decrease in net assets during the year	(2,917,030)	(43,342)	(5,073)	(677)

Net assets available for benefits
Beginning of year	9,973,237	144,725	20,443	3,869

End of year	$7,056,207	$101,383	$15,370	$3,192

The accompanying notes are an integral part of these statements.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLANS

The accompanying financial statements comprise the employee savings plans of BP Corporation North America Inc. (the “Company”) that participate in the BP Master Trust for Employee Savings Plan (the “Master Trust”). The Company is an indirect wholly owned subsidiary of BP p.l.c. (“BP”).

The following description of the BP Employee Savings Plan, the BP Capital Accumulation Plan, the BP Partnership Savings Plan and the BP DirectSave Plan (the “Plans”) provides only general information. Participants should refer to the applicable Plan document for more complete information. The Plans are subject to and comply with the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The purpose of the Plans is to encourage eligible employees to regularly save part of their earnings and to assist them in accumulating additional financial security for their retirement. The Plans provide that both participant contributions and Company matching contributions be held in a trust by an independent trustee for the benefit of participating employees. Except for participant loans, all plan assets are held in the Master Trust. The trustee of the Master Trust is State Street Bank and Trust Company.

Fidelity Investments Institutional Services Company, Inc. is the recordkeeper for the Plans. The Company is the Plan sponsor and the Company’s Vice President - HR Total Rewards, Western Hemisphere is the Plan administrator for the Plans.

General

BP Employee Savings Plan

The BP Employee Savings Plan (“ESP”) was established on July 1, 1955. Generally, an employee of the Company or a participating affiliate is eligible to participate in the ESP immediately after date of hire, as long as that employee is not eligible to participate in a separate Company-sponsored defined contribution plan, or the employee is represented by a labor organization that has bargained for and agreed to the provisions of the ESP.

Under ESP, participating employees may contribute up to 100% (80% after May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to Internal Revenue Service (“IRS”) limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 7 percent of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into ESP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2008

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

and 2007, forfeited nonvested accounts totaled $292,188 and $186,299, respectively. ESP may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

Effective January 1, 2008, assets totaling $12 million were transferred to the BP Solar Employee Savings Plan, a new plan established for BP Solar International employees.

BP Capital Accumulation Plan

The BP Capital Accumulation Plan (“CAP”) was established on July 1, 1988. Employees of the Company and its subsidiaries who are represented employees at the Carson, California refinery are eligible to participate in CAP. The plan was frozen to new participants effective January 1, 2002.

Under CAP, participants may contribute up to 27% of their base pay, subject to IRS limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. The Company makes matching contributions to the participant’s account at 160% of the participant’s pre-tax contribution, up to a maximum Company contribution of 8% of the participant’s base salary. Participants are permitted to rollover amounts into CAP representing distributions from other qualified plans.

All contributions and earnings are immediately vested and nonforfeitable. The benefit to which a participant is entitled is the benefit which can be provided by the participant’s account balance.

BP Partnership Savings Plan

The BP Partnership Savings Plan (“PSP”) was established on April 1, 1988. Certain salaried employees of the Company who are associated with the Company’s retail operations are eligible to participate in PSP after the completion of six months of service and the attainment of age 21.

Under PSP, participating employees may contribute up to 100% (80% after May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain age 50 before the end of the applicable plan year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. A specified portion of the employee contribution, up to a maximum of 3 percent of compensation, as defined, is matched by the Company. Participants are permitted to rollover amounts into PSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $96,368 and $137,170, respectively. The plan may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

BP DirectSave Plan

The BP DirectSave Plan (“DSP”) was established on April 1, 1988. Employees of the Company and its subsidiaries who are hourly employees at Company-operated retail locations, plane fueling or fuel system operations are eligible to participate in the Plan after the completion of six months of service and the attainment of age 21.

Under DSP, participating employees may contribute up to 100% (80% after May 1, 2009) of their qualified pay on a pre-tax, after tax and/or Roth 401(k) basis, subject to IRS limits. Participants who attain age 50 before the end of the applicable year are eligible to make additional elective deferrals (catch-up contributions), subject to IRS limits. Except for eligible employees of Air BP, the Company makes matching contributions to the participant’s account equal to $0.50 for each $1.00 of employee contributions up to 4% of compensation. Participants are permitted to rollover amounts into DSP representing distributions from other qualified plans.

The benefit to which a participant is entitled is the benefit which can be provided by the participant’s vested account balance. Participants are immediately and fully vested in their participant contribution accounts. Vesting in Company matching contribution accounts is dependent upon specific criteria as described in the plan document. At December 31, 2008 and 2007, forfeited nonvested accounts totaled $191,413 and $182,697, respectively. DSP may use forfeitures to reduce future Company matching contributions or to pay plan expenses.

Investment Options

Participants may elect to invest in numerous investment options offered under their respective plan. Participants may change the percentage they contribute and the investment direction of their contributions at any time. Company contributions are made in the form of cash contributions and are invested in funds selected by participants. Participants may elect to sell any portion of their investment fund(s) and reinvest the proceeds in one or more of the other available investment alternatives. Except where the fund provider, the recordkeeper, or the plan has restrictions or takes discretionary action responsive to frequent trading or market timing concerns, there are no restrictions on the number of transactions a participant may authorize during the year.

Effective September 1, 2009, the investment options offered under the Plans are being revised. The revised investment options will comprise target date funds, index funds, short-term investment fund, stable value fund and the BP stock fund. Several investment options currently offered will be eliminated. Unless directed otherwise, participant contributions invested in a discontinued investment option after September 1, 2009 will be redirected into

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

1.	DESCRIPTION OF THE PLANS (continued)

an appropriate target date fund. Participants will have one year to transfer balances out of discontinued funds. Balances remaining in a discontinued fund at September 1, 2010, will be transferred into an appropriate target date fund.

Administrative Expenses

All reasonable and necessary administrative expenses are paid out of the Master Trust or paid by the Company. Generally, fees and expenses related to investment management of each investment option are paid out of the respective funds. As a result, the returns on those investments are net of the fees and expenses of the managers of those investment options and certain other brokerage commissions, fees and expenses incurred in connection with those investment options.

Payment of Benefits

Participants may elect to receive in-service withdrawals subject to various restrictions as described in the Plan document. Upon termination of employment, subject to a minimum account balance, a participant may elect to receive his or her vested account balance in a lump sum payment or in annual installments. A participant may also elect to defer receipt of his or her vested account balance, partially or wholly, to a later date.

Participant Loans

Except for DSP, participants are eligible to borrow from their account balances in the Plans. Loans are made in the form of cash and the amount may not exceed the lesser of 50 percent of the market value of the total vested participant’s account or $50,000 less the participant’s highest loan balance outstanding during the preceding twelve months. Interest rates charged on unpaid balances are fixed for the duration of the loan. For ESP and PSP, the interest rate charged is one percent plus the prime rate as reported by The Wall Street Journal on the last business day of the calendar quarter immediately proceeding the calendar quarter in which the participant applies for the loan. For CAP, the interest rate charged is the prime rate as reported by The Wall Street Journal on the last business day of the month immediately proceeding the month in which the participant applies for the loan. Repayment of loan principal and interest is generally made by payroll deductions and credited to the participant’s account.

Plan Termination

The Company reserves the right to amend or terminate the Plans at any time. In the event of termination, participants would be fully vested in their Company matching contributions to the extent they were not previously vested.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

2.          SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting. The financial statements of the Plans are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Investment Valuation. All investment assets held by the Master Trust are stated at fair value. Participant loans held by the Plans are valued at their outstanding balances, which approximates fair value. Further information regarding the valuation techniques used to measure the fair value of investment assets held by the Plans and the Master Trust is included in Fair Value Measurements (Note 6) below.

New Accounting Pronouncement. In April 2009, the Financial Accounting Standards Board issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP 157-4”). FSP 157-4 provides additional guidance for estimating fair value in accordance with SFAS No. 157 (Note 6) when the volume and level of activity for an asset or liability has significantly decreased in relation to normal market activity for the asset or liability. FSP 157-4 also provides guidance on identifying circumstances that indicate that a transaction may not be orderly. FSP 157-4 is effective for reporting periods ending after June 15, 2009. Adoption of FSP 157-4 is not expected to have a significant impact on the Plans’ financial statements.

3.          INCOME TAX STATUS

The Plans have received determination letters from the IRS (dated as shown below) stating that the Plans are qualified under Section 401(a) of the Internal Revenue Code (“IRC”) and, therefore, the related trust is exempt from taxation.

Plan	Date

ESP	November 5, 2003
CAP	September 29, 2003
PSP	October 28, 2003
DSP	October 8, 2003

The Plans have been amended or restated since the most recent determination letters. Once qualified, the Plans are required to operate in conformity with the IRC in order to maintain their qualification. The Plan administrator and the Company’s counsel believe the Plans are being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plans, as amended are qualified and the related trust is tax exempt. The Plan sponsor reserves the right to make any amendments necessary to maintain the qualification of the Plans and trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

4.          RISKS AND UNCERTAINTIES

Investment securities held in the Master Trust are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.          MASTER TRUST

The purpose of the Master Trust is the collective investment of assets of participating plans. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

Investment income and administrative expenses related to the Master Trust are allocated to the individual plans on a daily basis based on each participant’s account balance within each investment fund option.

In order to provide the BP Stock Fund liquidity, the Company has agreed to advance the Master Trust up to $200 million. Amounts borrowed by the Master Trust under the revolving loan facility do not bear interest and are repayable within three days. In October 2007, the Company loaned the Master Trust $34 million. At December 31, 2008 and 2007, there were no amounts outstanding under the agreement.

The Plans offer a stable value investment option. In connection with this investment option, the Master Trust enters into synthetic guaranteed investment contracts (“synthetic GICs”) that are fully benefit-responsive. The net assets of the Master Trust present the investment in synthetic GICs at fair value, along with the amount necessary to adjust the investment from fair value to contract value. Contract value is the relevant measurement attribute for that portion of the net assets attributable to fully benefit-responsive investment contracts, as contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plans. The Master Trust’s interest in the contracts represents the maximum potential credit loss from concentrations of credit risk associated with its investment.

The synthetic GICs provide for the payment of a fixed rate of interest for a specified period of time. The underlying assets are owned by the Master Trust. Under the contracts, realized and unrealized gains and losses on the underlying assets are not reflected immediately in net assets. Rather, the gains and losses are amortized, usually over time to maturity or the duration of the underlying investments, through adjustments to future interest crediting

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.          MASTER TRUST (continued)

rates. These adjustments generally result in contract value, over time, converging with the market value of the underlying assets. Factors impacting future interest crediting rates include the current yield, duration and the existing difference between market and contract value of the underlying assets. Interest crediting rates, which cannot be less than 0%, are generally reset quarterly. The issuers of the synthetic GICs guarantee that all qualified participant withdrawals occur at contract value.

The average yield earned on synthetic GICs as of December 31, 2008 and 2007, based on actual earnings, was 7.04% and 5.60%, respectively. The average yield earned on synthetic GICs as of December 31, 2008 and 2007, based on the interest rate credited to participants, was 2.79% and 4.97%, respectively.

Certain events may limit the ability of the Plans to transact at contract value with the issuer. Such events include (i) amendments to Plan documents or the Plans’ administration (including complete or partial plan termination or merger with another plan); (ii) changes to the Plans’ prohibition on competing investment options or deletion of equity wash provisions; (iii) the failure of the Plans or the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (iv) bankruptcy of the Plan sponsor or other plan sponsor event (for example, divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plans; and (v) the delivery of any communication to plan participants designed to influence a participant not to invest in the investment option. At this time, the Plan sponsor does not believe that the occurrence of any such event, which would limit the Plans’ ability to transact at contract value with participants, is probable.

Contract termination occurs whenever the contract value or market value reaches zero or upon certain events of default. If the contract terminates due to an issuer default or if the market value of the underlying portfolio reaches zero, the issuer will generally be required to pay any excess contract value at the date of termination. If the Plans default in their obligation under the agreements and the default is not cured within the time permitted, the Plans will receive the market value as of the date of termination. Contract termination also may occur by either party upon election and notice.

Certain Master Trust investments include American Depositary Shares of BP p.l.c. (“BP ADSs”). Transactions in BP ADSs are party-in-interest transactions under the provisions of ERISA. Purchases and sales of BP ADSs during 2008 amounted to $843 million and $556 million, respectively.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.          MASTER TRUST (continued)

As of December 31, 2008 and December 31, 2007, the Plans’ percentage interest in the Master Trust was as follows:

	December 31

	2008	2007

ESP	98.43%	98.40%
CAP	1.32	1.36
PSP	.21	.20
DSP	.04	.04

	100.00%	100.00%

The Plans do not have an undivided interest in the investments held in the Master Trust since each plan’s interest is based on the account balances of the participants and their elected investment options. Each plan’s beneficial interest in the underlying investment options does not vary significantly from each plan’s beneficial interest in the total net assets of the Master Trust.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.          MASTER TRUST (continued)

The net assets of the Master Trust as of December 31, 2008 and December 31, 2007, and changes in net assets of the Master Trust for the year ended December 31, 2008 are as follows:

NET ASSETS
thousands of dollars

	December 31,

	2008	2007

Investments at fair value:
BP ADSs	$2,035,067	$2,784,119
Registered investment companies	2,669,346	4,324,686
Common/collective trust funds	958,262	1,367,892
Money market and short-term investment funds	810,416	943,227
Synthetic guaranteed investment contracts:
Wrap contracts	572	—
Common/collective trust funds	430,279	473,137
US Treasury notes	15,771	9,372
Corporate bonds	100,501	132,827

Total investments, at fair value	7,020,214	10,035,260

Receivables:
Dividends and interest	2,180	1,184
Securities sold	—	4,062

Total assets	7,022,394	10,040,506

Accrued liabilities:
Securities purchased	—	45
Fees and expenses	530	1,222

Total liabilities	530	1,267

Net assets reflecting investments at fair value	7,021,864	10,039,239

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	57,017	4,168

Net assets	$7,078,881	$10,043,407

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

5.          MASTER TRUST (continued)

CHANGES IN NET ASSETS
FOR THE YEAR ENDED DECEMBER 31, 2008
thousands of dollars

Additions of assets attributed to:
Transfer of assets from participating plans:
Participant contributions	$294,483
Rollover contributions	75,907
Company contributions	179,209
Loan repayments	48,769
Interest and dividends	301,224
Other income	421

Total additions	900,013

Deductions of assets attributed to:
Transfer of assets to participating plans:
Distributions to participants	821,656
Loans to participants	44,657
Net realized and unrealized depreciation in fair value of investments:
BP ADSs	1,035,744
Registered investment companies	1,499,300
Common collective trust funds	449,837
Administrative expenses	1,868
Transfer of assets to other BP affiliated savings plans	11,477

Total deductions	3,864,539

Net decrease in assets during the year	(2,964,526)

Net assets:

Beginning of year	10,043,407

End of year	$7,078,881

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.          FAIR VALUE MEASUREMENTS

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Plans adopted SFAS 157 with effect from January 1, 2008. Other than additional financial statement disclosures, the adoption of SFAS 157 did not have an impact on the financial statements of the Plans.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs used in applying various valuation techniques to value an asset or a liability. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk. Level 1 inputs are given the highest priority in the fair value hierarchy, while Level 3 inputs are given the lowest priority. The three levels of the fair value hierarchy are as follows:

Level 1 inputs are observable inputs that reflect unadjusted quoted prices for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 inputs are observable market-based inputs or unobservable inputs that are corroborated by market data. These are inputs other than quoted prices in active markets included within Level 1, which are either directly or indirectly observable at the reporting date.

Level 3 inputs are unobservable inputs that are not corroborated by market data, and may be used with internally developed methodologies that result in management’s best estimate of fair value.

In measuring fair value, the Plans and the Master Trust use valuation techniques that maximize the use of observable inputs. The valuation techniques used by the Plans or Master Trust are summarized as follows:

BP ADSs. BP ADSs are valued at the quoted closing price reported by the New York Stock Exchange.

Registered Investment Companies. Registered investment companies (mutual funds) are valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Common/Collective Trust Funds. Common/collective trust funds are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of shares outstanding.

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.          FAIR VALUE MEASUREMENTS (continued)

Money market and Short-term Investment Funds. Money market and short-term investment funds are valued at cost which approximates fair value.

Synthetic Guaranteed Investment Contracts. The fair value of wrap contracts is determined using the replacement cost method which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged discounted by the prevailing interpolated swap rate as of period end. Corporate Bonds and government obligations are valued at the bid price or the average of the bid and asked price on the last business day of the year from published sources where available and, if not available, from other sources considered reliable.

Participant loans. Participant loans are valued by the Plans at their outstanding balances, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments carried at fair value are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the placement of assets and liabilities within the levels of the fair value hierarchy.

The following table presents, by level within the fair value hierarchy, the fair value of the investments held by the Master Trust as of December 31, 2008 (in thousands):

	Prices in Active Markets for Identical Assets (Level 1)	Observable (Level 2)	Unobservable (Level 3)	Total

BP ADSs	$2,035,067	$—	$—	$2,035,067
Registered investment companies	2,669,346	—	—	2,669,346
Common collective trust funds	—	958,262	—	958,262
Money market and short-term investment funds	—	810,416	—	810,416
Synthetic guaranteed investment contracts
Wrap contracts	—	—	572	572
Common collective trust funds	—	430,279	—	430,279
US Treasury notes	—	15,771	—	15,771
Corporate bonds	—	100,501	—	100,501

Total	$4,704,413	$2,315,229	$572	$7,020,214

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

6.          FAIR VALUE MEASUREMENTS (continued)

The following table presents the changes in the financial assets included in Level 3 for the year ended December 31, 2008 (in thousands):

Wrap Contracts

Balance at January 1, 2008	$—
Unrealized gains	572

Balance at December 31, 2008	$572

Participant loans held by the Plans at December 31, 2008 are classified as Level 3 in the fair value hierarchy. The table below sets forth a summary of changes in the fair value of the participant loans for the year ended December 31, 2008 (in thousands):

	ESP	CAP	PSP

Balance at January 1, 2008	$90,361	$7,837	$911
Transfer to BP Solar Employee Savings Plan	(1,101)	—	—
Issuances and settlements (net)	(534)	189	(136)

Balance at December 31, 2008	$88,726	$8,026	$775

7.          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Plans’ net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP

December 31, 2008

Net assets available for benefits as stated in the financial statements	$7,056,207	$101,383	$15,370	$3,192
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(56,823)	(23)	(114)	(57)

Net assets available for benefits as stated in the Form 5500	$6,999,384	$101,360	$15,256	$3,135

BP SELECTED EMPLOYEE SAVINGS PLANS

NOTES TO FINANCIAL STATEMENTS (continued)

7.          RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (continued)

	ESP	CAP	PSP	DSP

December 31, 2007

Net assets available for benefits as stated in the financial statements	$9,973,237	$144,725	$20,443	$3,869
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(4,156)	—	(8)	(4)

Net assets available for benefits as stated in the Form 5500	$9,969,081	$144,725	$20,435	$3,865

The following is a reconciliation of the Plans’ net decrease in net assets per the financial statements to the Form 5500 (in thousands):

	ESP	CAP	PSP	DSP

Year Ended December 31, 2008

Net decrease in net assets as stated in the financial statements	$2,917,030	$43,342	$5,073	$677
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2008	56,823	23	114	57
Adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31, 2007	(4,156)	—	(8)	(4)

Net decrease in net assets as stated in the Form 5500	$2,969,697	$43,365	$5,179	$730

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive investment contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive investment contracts represents a reconciling item.

EIN: 36-1812780

BP SELECTED EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2008

Identity of Issue, Borrower, Lessor, Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, Maturity Value	Cost	Current Value

BP Employee Savings Plan (Plan No.001)

* Participant loans	4.00% - 10.50%	N/A	$88,726,264

BP Capital Accumulation Plan (Plan No. 059)

* Participant loans	4.00% - 9.50%	N/A	$8,025,578

BP Partnership Savings Plan (Plan No. 051)

* Participant loans	5.00% - 9.25%	N/A	$774,726

* Indicates party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the respective employee benefit plans) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

BP EMPLOYEE SAVINGS PLAN

By Plan Administrator

Date: June 23, 2009	/s/ Richard J. Dorazil

Richard J. Dorazil
Vice President – HR Total Rewards
Western Hemisphere
BP Corporation North America Inc.

BP CAPITAL ACCUMULATION PLAN

By Plan Administrator

Date: June 23, 2009	/s/ Richard J. Dorazil

Richard J. Dorazil
Vice President – HR Total Rewards
Western Hemisphere
BP Corporation North America Inc.

BP PARTNERSHIP SAVINGS PLAN

By Plan Administrator

Date: June 23, 2009	/s/ Richard J. Dorazil

Richard J. Dorazil
Vice President – HR Total Rewards
Western Hemisphere
BP Corporation North America Inc.

BP DIRECTSAVE PLAN

By Plan Administrator

Date: June 23, 2009	/s/ Richard J. Dorazil

Richard J. Dorazil
Vice President – HR Total Rewards
Western Hemisphere
BP Corporation North America Inc.

BP SELECTED EMPLOYEE SAVINGS PLANS

EXHIBITS

Exhibit No.	Description

23(a)	Consent of Independent Registered Public Accounting Firm

23(b)	Consent of Independent Registered Public Accounting Firm

23(c)	Consent of Independent Registered Public Accounting Firm

23(d)	Consent of Independent Registered Public Accounting Firm